UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): September 11, 2018

Energy Transfer Equity, L.P.

(Exact name of registrant as specified in its charter)

Delaware	1-32740	30-0108820
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

(Address of principal executive office) (Zip Code)

(214) 981-0700

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On September 11, 2018, Energy Transfer Equity, L.P. (“ETE”) and Energy Transfer Partners, L.P. (“ETP”) issued a joint press release announcing that ETE’s Registration Statement on Form S-4 has been declared effective by the Securities and Exchange Commission (“SEC”) as of September 7, 2018, and that ETP has filed a definitive proxy statement/prospectus (the “proxy statement/prospectus”) with the SEC for the special meeting of its common unitholders to vote on the previously announced merger transaction between ETE and ETP. A copy of this press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information set forth in the attached exhibit shall be deemed to be “furnished” and shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 8.01	Other Events.

As disclosed in a Form 4 filed on September 10, 2018, on September 7, 2018 and September 10, 2018, Kelcy L. Warren, the Chairman and Chief Executive Officer of Energy Transfer Partners, L.L.C., the general partner of the general partner of ETP, acquired an aggregate of 2,000,000 common units representing limited partner interests in ETP (“ETP common units”), resulting in Mr. Warren directly owning 4,287,442 ETP common units. The proxy statement/prospectus does not reflect Mr. Warren’s recent acquisition of these 2,000,000 ETP common units.

After giving effect to Mr. Warren’s acquisition of additional ETP common units, as of September 10, 2018, ETP’s directors and executive officers and their affiliates (excluding ETE and its subsidiaries) beneficially owned and had the right to vote 4,877,020 ETP common units at the special meeting, which represent approximately 0.4% of the ETP common units entitled to vote at the special meeting. Additionally, ETE’s directors and executive officers and their affiliates (including ETE and its subsidiaries) beneficially owned and had the right to vote 32,839,241 ETP common units at the special meeting, which represent approximately 2.8% of the ETP common units entitled to vote at the special meeting.

Additional Information and Where to Find It

SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS. These documents, and any other documents filed by ETE or ETP with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETP or ETE at: 8111 Westchester Drive, Dallas, TX 75225, Attention: Investor Relations, Email: InvestorRelations@energytransfer.com.

Participants in the Solicitation

ETE, ETP and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the directors and executive officers of ETE is contained in ETE’s Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. Information regarding the directors and executive officers of ETP is contained in ETP’s Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 23, 2018. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed merger are included in the proxy statement/prospectus.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

99.1	Joint Press Release, dated September 11, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ENERGY TRANSFER EQUITY, L.P.

	By:	LE GP, LLC, its general partner

Date: September 12, 2018	By:	/s/ Thomas E. Long
		Name:	Thomas E. Long
		Title:	Group Chief Financial Officer

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